Exhibit 99.2

NICE Positioned as a Leader in Workforce Optimization
by Independent Research Firm

NICE received the highest possible scores across 21 criteria, including innovation roadmap, workforce management, intraday schedule management, employee engagement, AI and ML

Hoboken, N.J., December 2, 2021 – NICE (Nasdaq: NICE) announced today that it has been recognized as a Leader in “The Forrester Wave™: Workforce Optimization Platforms, Q4 2021” report. Giving NICE the highest possible scores across 21 criteria, the Forrester Research report cited that “NICE’s future-fit WFO platform is peppered with AI and analytics.” For a complimentary copy, click here.

“The Forrester Wave™: Workforce Optimization Platforms, Q4 2021”, authored by Vasupradha Srinivasan, noted, “NICE's WFO suite has comprehensive functionality for end-to-end WFM – a key strength. That, combined with its leading cloud contact center offerings, significantly simplifies cross-domain workflows, making it a viable and formidable WFO suite for customer service.”

NICE received the highest possible 5.0 score in the product vision, market approach, innovation roadmap, planned enhancements and partner ecosystem criteria evaluated under the ‘strategy’ category, as well as revenue and number of customers criteria in the ‘market presence’ category. Additionally, NICE received the highest possible scores within the ‘current offering’ category in the criteria of workforce management, intraday schedule management, employee engagement, interactive schedule management, AI and ML, quality management, automated quality management, unified agent workspace, interaction recording, performance management, mobility, interaction intelligence, speech and text analytics and automation.

Barry Cooper, President, NICE Workforce and Customer Experience Group, said, “We believe NICE’s recognition as a Leader is the result of unwavering dedication to deliver innovations that ensure optimized experiences for our customers and their employees. We remain committed to ensuring exceptional, frictionless experiences for workforces across every aspect of their employee journey.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.